Exhibit 99.2

Centogene N.V.

Unaudited interim condensed consolidated statements of comprehensive loss for the three months ended March 31, 2022 and 2021

(in EUR k)

		For the three months ended March 31
	Note	2022	2021*
Revenue	4, 5	10,327	9,981
Cost of sales		6,450	6,208
Gross profit		3,877	3,773
Research and development expenses		4,614	4,335
General administrative expenses		7,906	11,596
Selling expenses		2,394	1,949
Impairment of financial assets	8	154	95
Other operating income	6.1	733	366
Other operating expenses	6.2	1	34
Operating loss		(10,459)	(13,870)
Changes in fair value of warrants	11.2	238	—
Interest and similar income		1	—
Interest and similar expense		859	259
Financial costs, net		(620)	(259)
Loss before taxes from continuing operations		(11,079)	(14,129)
Income tax expenses		4	—
Loss for the period from continuing operations		(11,083)	(14,129)
Net income from discontinued operations, net of tax	7	4,601	9,240
Loss for the period		(6,482)	(4,889)
Other comprehensive income, all attributable to equity holders of the parent		94	121
Total comprehensive loss		(6,388)	(4,768)
Attributable to:
Equity holders of the parent		(6,415)	(4,803)
Non‑controlling interests from continuing operations		—	—
Non‑controlling interests from discontinued operations		27	35
		(6,388)	(4,768)
Net loss per share - Basic and diluted from (in EUR)
Continuing operations		(0.48)	(0.63)
Loss attributable to parent		(0.28)	(0.22)

*The comparative numbers have been re-presented as a result of the discontinued operations. Refer to Note 7- Discontinued Operations.

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements

Centogene N.V.

Unaudited interim condensed consolidated statements of financial position as of March 31, 2022 and December 31, 2021

(in EUR k)

Assets	Note	Mar 31, 2022	Dec 31, 2021
			Revised
Non‑current assets
Intangible assets		8,183	9,194
Property, plant and equipment*	2.2	7,674	9,464
Right-of-use assets		17,972	18,904
Other assets	8	2,972	2,972
		36,801	40,534
Current assets
Inventories		2,067	3,869
Trade receivables and contract assets	8	21,125	24,337
Other assets	8	5,443	5,453
Cash and cash equivalents	9	42,666	17,818
		71,301	51,477
		108,102	92,011

Equity and liabilities	Note	Mar 31, 2022	Dec 31, 2021
			Revised
Equity
Issued capital	10	3,250	2,708
Capital reserve	10	143,456	133,897
Retained earnings and other reserves		(114,120)	(107,705)
Non‑controlling interests		220	193
		32,806	29,093
Non‑current liabilities
Non‑current loans	11,1	21,890	—
Lease liabilities*	11,1	14,540	15,394
Deferred tax liabilities		59	79
Government grants	11,2	7,506	8,028
Warrants liability	11,2	2,603	—
		46,598	23,501
Current liabilities
Government grants	11,2	1,517	1,368
Current loans	11,1	3,574	3,815
Lease liabilities*	2.2, 11.1	2,953	3,330
Trade payables	11,2	5,897	11,252
Liabilities from income taxes	11,2	198	178
Other liabilities	11,2	14,559	19,474
		28,698	39,417
		108,102	92,011

* Property, plant and equipment and lease liabilities as of December 31, 2021 have been revised. Refer to Note 2.2 – Revision of selected assets and liabilities in the consolidated statement of financial position and selected income and expenses in the consolidated statement of comprehensive loss.

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements

Centogene N.V.

Unaudited interim condensed consolidated statements of cash flows for the three months ended March 31, 2022 and 2021

(in EUR k)

		For the three months ended March 31
	Note	2022	2021*
Operating activities

Loss before taxes from continuing operations		(11,079)	(14,129)
Income before taxes from discontinued operations	7	4,614	9,240
Loss before taxes		(6,465)	(4,889)

Adjustments to reconcile loss to cash flow from operating activities

Amortization and depreciation	5	3,808	3,286
Interest expense		859	259
Expected credit loss allowances on trade receivables and contract assets	8	146	95
Gain on disposal of property, plant and equipment		(527)	—
Share‑based payment (true up)/ expenses	12	(1,957)	2,042
Fair value adjustments of warrants		(238)	—
Other non‑cash items		(141)	(184)

Changes in operating assets and liabilities
Inventories		1,802	2,083
Trade receivables and contract assets	8	3,066	500
Other assets	8	10	(941)
Trade payables	11.2	(5,355)	(6,638)
Other liabilities	11.2	(4,908)	4,629

Thereof cash flow used in continuing operating activities		(12,735)	(8,720)
Thereof cash flow from discontinued operating activities	7	2,835	8,962
Net cash flow (used in)/ from operating activities		(9,900)	242

Investing activities

Cash paid for investments in intangible assets	5	(44)	(1,326)
Cash paid for investments in property, plant and equipment		(79)	(1,970)
Cash received for disposal of property, plant and equipment		575	—

Thereof cash flow from continuing investing activities		(123)	(1,526)
Thereof cash flow from discontinued investing activities	7	575	(1,770)
Cash flow from/ (used in) investing activities		452	(3,296)

Financing activities
Cash received from issuance of shares	10	12,058	—
Cash received from issuance of warrants		2,833	—
Cash received from loans	11.1	21,695	1,587
Cash repayments of loans	11.1	(200)	(185)
Cash repayments of lease liabilities	11.1	(1,231)	(1,222)
Interest paid		(859)	(61)

Thereof net cash flow from continuing financing activities		34,705	394
Thereof net cash flow used in discontinued financing activities		(409)	(275)
Net cash flow from financing activities		34,296	119

Changes in cash and cash equivalents		24,848	(2,935)
Cash and cash equivalents at the beginning of the period		17,818	48,156
Cash and cash equivalents at the end of the period		42,666	45,221

* The comparative numbers have been re-presented as a result of the discontinued operations. Refer to Note 7- Discontinued Operations.

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements

Centogene N.V.

Unaudited interim condensed consolidated statements of changes in equity for the three months ended March 31, 2022 and 2021

		Attributable to the owners of the parent
				Currency			Non-
		Issued	Capital	translation	Retained		controlling	Total
in EUR k	Note	capital	reserve	reserve	earnings	Total	interests	equity

As of January 1, 2021		2,654	125,916	(48)	(62,840)	65,682	95	65,777
Loss for the period		—	—	—	(4,924)	(4,924)	35	(4,889)
Other comprehensive loss		—	—	121	—	121	—	121
Total comprehensive loss		—	—	121	(4,924)	(4,803)	35	(4,768)
Share-based payments	12	—	2,042	—	—	2,042	—	2,042
Exercise of options		37	(37)	—	—	—	—	—
As of March 31, 2021		2,691	127,921	73	(67,764)	62,921	130	63,051

		Attributable to the owners of the parent
				Currency			Non-
		Issued	Capital	translation	Retained		controlling	Total
in EUR k	Note	capital	reserve	reserve	earnings	Total	interests	equity

As of December 31, 2021 (as previously reported)		2,708	133,897	495	(109,790)	27,310	193	27,503
Adjustment	2,2	—	—	—	1,590	1,590	—	1,590
As of December 31, 2021/ January 1, 2022 (as revised)*	2,2	2,708	133,897	495	(108,200)	28,900	193	29,093
Loss for the period		—	—	—	(6,509)	(6,509)	27	(6,482)
Other comprehensive loss		—	—	94	—	94	—	94
Total comprehensive loss		—	—	94	(6,509)	(6,415)	27	(6,388)
Share-based payments	12	—	(1,957)	—	—	(1,957)	—	(1,957)
Issuance of shares		537	11,521	—	—	12,058	—	12,058
Exercise of options		5	(5)	—	—	—	—	—
As of March 31, 2022		3,250	143,456	589	(114,709)	32,586	220	32,806

* Retained earnings as of January 1, 2022 has been revised. Refer to Note 2.2 – Revision of selected assets and liabilities in the consolidated statement of financial position and selected income and expenses in the consolidated statement of comprehensive loss.

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements

Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and 2021

1 General company information

Centogene N.V. (“the Company”) and its subsidiaries (“the Group”) focus on rare diseases and seek to transform real-world clinical and genetic or other data into actionable information for patients, physicians and pharmaceutical companies. The mission of the Company is to bring rationality to treatment decisions and to accelerate the development of new orphan drugs by using our knowledge of the global rare disease market, including epidemiological and clinical data and innovative biomarkers.

The Company is listed on the Nasdaq Global Market under stock code “CNTG”. Centogene N.V. is a public company with limited liability incorporated in the Netherlands, with registered office located at Am Strande 7 in 18055 Rostock, Germany and Dutch trade register number 72822872.

2 Basis of preparation

The interim condensed consolidated financial statements for the three months ended March 31, 2022 and 2021 have been prepared in accordance with IAS 34 Interim Financial Reporting.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2021 and 2020 and for the three years ended December 31, 2021. Unless otherwise specified, "the Company" refers to Centogene N.V. and Centogene GmbH throughout the remainder of these notes, while "the Group" refers to Centogene N.V., Centogene GmbH and its subsidiaries.

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2021 except for the changes in presentation relating to discontinued operations (refer to Note 2.1– New significant accounting policies and accounting judgments and estimates and Note 7– Discontinued operations). The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective, and there are no new or amended standards or interpretations that are issued and became effective for the 2022 annual reporting period, that have a material impact on the Group.

These interim condensed consolidated financial statements are presented in euro, which is the Group's functional currency. Unless otherwise specified, all financial information presented in euro is rounded to the nearest thousand (EUR k) in line with customary commercial practice.

2.1New significant accounting policies and accounting judgments and estimates

Discontinued operations

A discontinued operation is a component of an entity that either has been disposed of, or that is classified as held for sale. It must either: represent a major separate line of business or geographical area of operations; be part of a single coordinated disposal plan; or be a subsidiary acquired exclusively with a view to resale. A component also qualifies for presentation as a discontinued operation when activities are ultimately ended (abandoned). Non-current assets and disposal groups are not classified as assets held for sale if their carrying amount is to be recovered through continuing use.

In 2021, the Group decided to end its COVID-19 business activities in Q1 2022. The Group assessed that ending the activities of this operating segment would qualify as a discontinued operation. Therefore, the profit or loss related to the COVID-19 business is presented in a separate line item of the profit and loss section of the statement of comprehensive loss for the three months ended March 31, 2022 and 2021. The segment reporting note and notes to the unaudited interim condensed consolidated financial statements for the three months ended March 31, 2022 and 2021 only represent continuing operations. For further details on the discontinued operations refer to Note 7 – Discontinued operations.

Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and 2021

Warrants

Warrants are classified as equity to the extent that they confer the right to purchase a fixed number of shares for a fixed exercise price. In the event that the exercise price or the numbers of shares to be issued are not deemed to be fixed, the warrants are classified as a non-current derivative financial liability. Warrants entitle the holder to purchase one common share of the Company at an exercise price of USD 7.72 per share and can be settled for a fixed number of the Company's underlying common shares. Since the exercise price of the warrants is determined in US dollars which is different from the Company’s functional currency, warrants are classified as liabilities. This liability is initially recognized at its fair value on the date the contract is entered into and subsequently accounted for at fair value through profit and loss (FVTPL) at each reporting date. As the warrants are classified as financial liabilities at FVTPL, transaction costs in the amount of EUR 68k were expensed in the consolidated statements of comprehensive loss for the three months ended March 31, 2022. For more details, refer to Note 13 – Financial instruments at fair value.

2.2Revision of selected assets and liabilities in the consolidated statement of financial position and selected income and expenses in the consolidated statement of comprehensive loss

In accordance with IAS 8.42, the Group revised the amount presented for certain property, plant and equipment and lease liabilities balances on the consolidated statement of financial position and cost of sales and other operating income amounts in the statements of comprehensive loss as of and for the year ended December 31, 2021 These revised assets, liabilities, income and expenses are related to the COVID-19 segment which has been discontinued as of March 31, 2022.

In September 2021, management updated their long term COVID-19 outlook and took the decision to wind down the COVID-19 segment by Q1 2022. This resulted in an accelerated depreciation of COVID-19 segment related property, plant and equipment and right of use assets during Q4 2021.

In Q2 2022, management identified the accelerated depreciation was over-stated with an amount of EUR 1,317k and a terminated lease contract in Q4 2021 with a EUR 273k lease liability balance which was not derecognized from the statement of financial position as of December 31, 2021. The lease liability is in relation to the closure of the Hamburg laboratory of which the right of use asset was completely written off in Q3 2021.

To correct these unadjusted differences, property, plant and equipment has been revised by EUR 1,317k with a corresponding decrease in depreciation expense under cost of sales and lease liabilities have been revised by EUR 273k with a corresponding increase in other operating income.

The changes to the consolidated statement of financial position as of December 31, 2021 are as follows:

in EUR k	Dec 31, 2021 (as previously reported)	Adjustment	Dec 31, 2021 (revised)
Property, plant & equipment	8,147	1,317	9,464
Non-current Assets	39,217	1,317	40,534
Total assets	90,694	1,317	92,011

Retained earnings and other reserves	(109,295)	1,590	(107,705)
Equity	27,503	1,590	29,093

Lease liabilities	15,588	(194)	15,394
Non-current liabilities	23,695	(194)	23,501
Lease liabilities	3,409	(79)	3,330
Current liabilities	39,496	(79)	39,417
Total Liabilities	63,191	(273)	62,918

Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and 2021

The changes to the consolidated statements of comprehensive income for the year ended December 31, 2021 are as follows:

	Dec 31, 2021 (as previously reported)	Adjustment	Dec 31, 2021 (revised)
Revenue	189,923	-	189,923
Cost of sales	161,765	(1,317)	160,448
Gross profit	28,158	1,317	29,475
Research and development expenses	19,297	-	19,297
General administrative expenses	46,739	-	46,739
Selling expenses	9,860	-	9,860
Impairment of financial assets	1,140	-	1,140
Other operating income	2,936	273	3,209
Other operating expenses	86	-	86
Operating loss	(46,028)	1,590	(44,438)
Loss for the year	(46,852)	1,590	(45,262)
Total comprehensive loss	(46,309)	1,590	(44,719)
Loss per share- Basic and diluted (in EUR)	(2.06)	0.08	(1.98)

The revisions above have no impact on the changes in cash, cash equivalents and net cash flows in operating, investing, and financing activities within the consolidated statements of cash flows for the year ended December 31, 2021.

3 Effect of COVID-19 Pandemic and other geopolitical events

The COVID-19 pandemic has spread worldwide and continues to cause many governments to maintain measures to slow the spread of the outbreak through quarantines, travel restrictions, closures of borders and requiring maintenance of physical distance between individuals.

The COVID-19 pandemic resulted in a slowdown in our diagnostics and pharmaceutical businesses. As part of the Company’s initiative to assist local, national and international authorities as well as other partners in their efforts to facilitate the earliest possible diagnosis of COVID-19 and thereby contribute to allowing society to return to a “new” normal, the Company commenced testing for COVID-19 in March 2020.

During the three months ended March 31, 2022, we continued the COVID-19 testing activities that started in 2020. However, as at March 31, 2022, all COVID-19 operations at testing sites have ceased as all COVID-19 testing site contracts expired within the first quarter of 2022. The company is reporting the COVID-19 segment as a discontinued operation. See Note 2.1– New significant accounting policies and accounting judgments and estimates and Note 7 – Discontinued operations.

Although the Group is taking a number of measures aimed at minimizing disruptions to the business and operations, the full extent to which the global COVID-19 pandemic may continue to impact the business will depend on future developments, which are highly uncertain and cannot be predicted, such as the duration of the pandemic, the availability and effectiveness of vaccines against new variants, the probability of the occurrence of further outbreaks and the ultimate impact on the financial markets and the global economy could result in an unforeseen negative impact on the business and future results of operations.

In reaction to the recognition of the so-called Donetsk People’s Republic and the so-called Luhansk People’s Republic by the Russian Federation, the following Russian invasion of the Ukraine on February 24, 2022 and the since-then ongoing war in the Ukraine, a number of countries (including the United States, United Kingdom and the European Union) imposed sanctions and other measures. Sanctions and other measures imposed until July 2022 against, among others, certain individuals as well as private and state-owned entities in Russia and Belarus, include asset freezes, exports controls through tariffs, taxation or bans of goods and commodities and energy embargos,

Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and 2021 including a ban by the United States of oil, gas and coal imports, financial sanctions and bans of foreign direct investments into Russia. Additional sanctions may be imposed.

Due to the war in Ukraine, there has been a significant increase in volatility on the securities and currency markets. It is expected that these events may affect the activities of Russian enterprises in various sectors of the economy and may have severe effects on macroeconomic developments in global and national markets due to spillovers and Russian counter measures, including on commodity markets and financial channels, contributing to supply chain disruptions and rising inflation. Although neither Centogene’s operations, supply chain, performance nor going concern basis has been significantly affected by the conflict, the impact of the conflict and its broader economic implications, such as higher costs of consumer goods, cannot be reliably quantified at this point in time.

4 Revenues from contracts with customers

in EUR k	For the three months ended March 31, 2022
	Pharmaceutical	Diagnostics	Total
Rendering of services	3,047	7,092	10,139
Sales of goods	188	—	188
Total Revenues from contracts with external customers	3,235	7,092	10,327

Recognized over time	3,047	7,092	10,139
Recognized at a point in time	188	—	188
Total Revenues from contracts with external customers	3,235	7,092	10,327

Geographical information
Europe	18	1,421	1,439
—Germany*	—	78	78
—Netherlands**	—	7	7
Middle East	58	4,033	4,091
—Saudi Arabia#	—	2,421	2,421
North America	3,145	625	3,770
—United States#	3,145	604	3,749
Latin America	14	715	729
Asia Pacific	—	298	298
Total Revenues from contracts with external customers	3,235	7,092	10,327

Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and 2021

in EUR k	For the three months ended March 31, 2021
	Pharmaceutical	Diagnostics	Total
Rendering of services	3,393	6,383	9,776
Sales of goods	205	—	205
Total Revenues from contracts with external customers	3,598	6,383	9,981

Recognized over time	3,393	6,383	9,776
Recognized at a point in time	205	—	205
Total Revenues from contracts with external customers	3,598	6,383	9,981

Geographical information
Europe	149	1,214	1,363
—Germany*	—	53	53
—Netherlands**	—	2	2
Middle East	29	4,135	4,164
—Saudi Arabia#	—	2,683	2,683
North America	3,405	464	3,869
—United States#	3,405	403	3,808
Latin America	15	410	425
Asia Pacific	—	160	160
Total Revenues from contracts with external customers	3,598	6,383	9,981

* country of the incorporation of Centogene GmbH

** country of the incorporation of Centogene N.V.

# countries contributing more than 10% of the Group’s total consolidated revenues for the three months ended March 31, 2022 and 2021, respectively.

The Group collaborated with the majority of our existing pharmaceutical partners on a worldwide basis in 2022 and 2021. In addition, in cases where pharmaceutical partners are developing a new rare disease treatment, it is generally anticipated that the final approved treatment will be made available globally. As a result, the Group allocates the revenues of the pharmaceutical segment by geographical region by reference to the location where each pharmaceutical partner mainly operates, which is based on the region from which most of their revenues are generated. The allocation of revenues in the diagnostics segment is based on the location of each customer.

Pharmaceutical segment

During the three months ended March 31, 2022, revenues from one pharmaceutical partner represented 19.0% of the Group's total revenues (the three months ended March 31, 2021: 30.5%).

Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and 2021

5 Segment information

in EUR k	For the three months ended March 31, 2022
	Pharmaceutical	Diagnostics	Corporate	Total
Total Revenues from contracts with external customers	3,235	7,092	—	10,327

Adjusted EBITDA	1,099	812	(11,964)	(10,053)

Capital Expenditures
Additions to property, plant and equipment and right-of-use assets	—	—	79	79
Additions to intangible assets	29	—	15	44

Other segment information
Depreciation and amortization	127	441	1,795	2,363
Research and development expenses	—	—	4,614	4,614

in EUR k	For the three months ended March 31, 2021
	Pharmaceutical	Diagnostics	Corporate	Total
Total Revenues from contracts with external customers	3,598	6,383	—	9,981

Adjusted EBITDA	1,497	1,054	(12,020)	(9,469)

Capital Expenditures
Additions to property, plant and equipment and right-of-use assets	6	234	314	554
Additions to intangible assets	322	—	650	972

Other segment information
Depreciation and amortization	414	406	1,539	2,359
Research and development expenses	—	—	4,335	4,335

Adjusted EBITDA

Adjustments to income/ loss include non-cash charges in relation to depreciation, amortization (including impairments), and share-based payments as well as net financial costs and income taxes. Certain costs, and related income, are not allocated to the reporting segment results and represent the residual operating activities of the Group reported as ‘Corporate’. These include financing costs which is largely composed of costs related to the Oxford Loan Facility (as defined below), corporate overheads, which are responsible for centralized functions such as communications, information technology, facilities, legal, finance and accounting, insurance (D&O), human resources, business development and strategic initiatives, certain professional and consulting services, procurement, research and development and other supporting activities.

Decreases in corporate expenses for the three months ended March 31, 2022 are mainly due to decreased personnel costs, legal, administrative, IT support and data center costs.

Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and 2021

Reconciliation of segment Adjusted EBITDA to Group loss before taxes from continuing operations

For the three months ended March 31	2022	2021
Reported segment Adjusted EBITDA	1,911	2,551
Corporate expenses	(11,964)	(12,020)
	(10,053)	(9,469)
Share-based payment (true-up)/ expenses (Note 12)	1,957	(2,042)
Depreciation and amortization	(2,363)	(2,359)
Operating loss from continuing operations	(10,459)	(13,870)
Financial costs, net	(620)	(259)
Loss before taxes from continuing operations for the three months ended March 31	(11,079)	(14,129)

Non-current asset locations

Non-current assets of the Group consist of right-of-use assets (under IFRS 16), property, plant and equipment, as well as intangible assets. All of such assets are located in Germany, which is the country of the business address of Centogene GmbH, except for property, plant and equipment of EUR 132k (December 31, 2021: EUR 147k) and right-of-use assets of EUR 69k (December 31, 2021: EUR 137k), which are located in the United States.

6 Other income and expenses

6.1Other operating income

	For the three months ended March 31
in EUR k	2022	2021
Government grants	553	340
Others	180	26
Total other operating income	733	366

Government grants contain performance-based grants to subsidize research, development and innovation in the state of Mecklenburg-Western Pomerania from funds granted by the European Regional Development Fund. Furthermore, government grants contain the release of deferred income from investment related grants.

6.2Other operating expenses

	For the three months ended March 31
in EUR k	2022	2021
Currency losses	1	34
Total other operating expenses	1	34

7 Discontinued operations

At the end of the third quarter of 2021, management updated its long term outlook for the COVID-19 testing business, which led to management’s decision to initiate a wind down process in which lease contracts at unprofitable COVID-19 testing sites would not be renewed. Similarly, COVID-19 related inventory levels were significantly ramped down to align with the needs of the remaining test sites and laboratories.

As at March 31, 2022, operations at all COVID-19 testing sites have ceased. The Company has no intentions of renewing any of the COVID-19 testing site leases and has abandoned the COVID-19 business line. Consequently, the Company is reporting its COVID-19 segment as a discontinued operation.

All COVID-19 related property, plant and equipment have been fully depreciated as at March 31, 2022. In addition, all COVID-19 related accounts receivable and accounts payable are included in the balance sheet as at March 31, 2022 whilst all COVID-19 related inventory have been written down to zero.

Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and 2021

The Group has COVID-19 related advertising expenses, credit card fees and other selling expenses which were recognized under cost of sales in the statement of comprehensive loss since the COVID-19 business was added to the operations of the Group in the first quarter of 2020. During the 2021 year-end closing process, management identified this as a classification error and corrected it retrospectively. Accordingly, the Group reclassified EUR 1,192k from cost of sales to general administration expenses and selling expenses in the amount of EUR 999k and EUR 193k, respectively, for the three months ended March 31, 2021.

Discontinued operations are presented separately from continuing operations in the consolidated statements of comprehensive loss and consolidated statements of cash flows.

	For the three months ended March 31
	2022	2021
Results of discontinued operations
Revenue	19,463	54,979
Cost of sales	15,200	44,547
Gross profit	4,263	10,432
General administrative expenses	302	999
Selling expenses	7	193
Other operating income	706	-
Operating income	4,660	9,240
Financial costs, net	46	-
Income before taxes	4,614	9,240
Income tax expense	13	-
Income for the period	4,601	9,240
Total comprehensive income, attributable to equity holders of the parent	4,601	9,240
Net income per share - Basic and diluted (in EUR)	0.20	0.41

Cash flow from discontinued operations
Net cash flow from operating activities	2,835	8,962
Net cash flow from/ (used in) investing activities	575	(1,770)
Net cash flow used in financing activities	(409)	(275)

8 Trade receivables and other assets

in EUR k	Mar 31, 2022	Dec 31, 2021
Non‑current
Other assets - Rental deposits	2,922	2,922
Other assets – Others	50	50
	2,972	2,972
Current
Trade receivables, net	18,209	21,065
Contract assets, net	2,916	3,272
Other assets	5,443	5,453
	26,568	29,790
Total non-current and current trade receivables and other assets	29,540	32,762

Other non-current assets

The non-current portion of other assets mainly include cash deposits of EUR 2,250k used to secure a bank guarantee of EUR 3,000k relating to the leases of Rostock headquarters building, cash deposits of EUR 193k, used to secure a bank guarantee of EUR 257k, relating to the leases of Berlin office and EUR 190k for the leases of certain plant and

Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and 2021 machineries. It also includes the non-current part of the consideration receivable for the sale of the Laboratory Process Consulting GmbH for EUR 50k.

Trade receivables and contract assets

Trade receivables are non-interest bearing and are generally due in 30 to 90 days. In general, portfolio-based expected credit loss allowances are recognized on trade receivables and contract assets. The outstanding gross COVID-19 related accounts receivables balance as at March 31, 2022 is EUR 8,013k (December 31, 2021: EUR 8,263k).

in EUR k	Mar 31, 2022	Dec 31, 2021
Not past due	9,355	17,978
Past due 1-30 days	2,743	1,476
Past due 31-90 days	6,487	2,596
Past due more than 90 days	8,403	8,004
Total gross amount of trade receivables and contract assets	26,988	30,054

Expected credit loss rate
Not past due	1.5%	0.9%
Past due 1-30 days	6.9%	7.7%
Past due 31-90 days	4.8%	11.7%
Past due more than 90 days	62.1%	64.1%
Expected credit loss rate on total gross trade receivables and contract assets	21.7%	19.0%

Expected credit loss	5,863	5,717

The addition to the allowance for expected credit losses amounts to EUR 146k, which was included in the impairment of financial assets in the profit and loss account (the three months ended March 31, 2021: EUR 95k).

Other current assets

The current assets include VAT receivables of EUR 346k (December 31, 2021: EUR 253k), prepaid expenses of EUR 3,128k (December 31, 2021: EUR 3,346k), receivables related to exercised share-based payment grants of EUR 185k (December 31, 2021: EUR 116k), receivables related to COVID-19 bank or credit card transactions of EUR nil (December 31, 2021: EUR 612k), as well as receivables from grants of EUR 173k (December 31, 2021: EUR nil).

9 Cash and short-term deposits

As of March 31, 2022, the Group has pledged its short-term deposits with carrying amount of EUR 938k (December 31, 2021: EUR 938k) and EUR 2,500k (December 31, 2021: EUR 2,500k) respectively, to fulfil collateral requirements in respect of existing secured bank loan and overdraft facility up to EUR 2,500k. In addition, the Group has pledged its short-term deposits of EUR 1,000k (December 31, 2021: EUR 1,000k) related to two other overdraft facilities worth EUR 500k each.

The restriction applying to the collateral may be terminated at any time subject to the full amount of the relevant bank loans and the overdrafts being repaid.

Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and 2021

10 Equity

Common Shares

As of March 31, 2022, 27,081,557 common shares of Centogene N.V. with a nominal value of EUR 0.12 were issued and fully paid up (December 31, 2021: 22,567,971). As of March 31, 2022, the authorized but unissued common share capital amounted to EUR 6,230k (December 31, 2021: EUR 6,772k).

On January 31, 2022, pursuant to a security purchase, each signed with certain investors, the Group received EUR 15.0 million in exchange for the issuance of an aggregate of 4,479,088 common shares at a price per share of USD 3.73 (EUR 3.35).

The holders of common shares are entitled to the Company's approved dividends and other distributions as may be declared from time to time by the Company, and are entitled to a vote per share on all matters to be voted at the Company's annual general meetings.

Capital reserve

On January 31, 2022, pursuant to the above mentioned securities purchase agreement and a warrant agreement, each signed with certain investors, the Group received EUR 15.0 million in exchange for the issuance of an aggregate of 4,479,088 common shares at a price per share of USD 3.73 (EUR 3.35) and warrants initially exercisable for the purchase of up to an aggregate of 1,343,727 additional common shares at an initial exercise price per common share of USD 7.72. The warrants are exercisable immediately as of the date of issuance and will expire on December 31, 2026. The fair value of warrants issued as of January 31, 2022 was USD 3.2 million (EUR 2.8 million). There is no impact on the diluted earnings per share (EPS) since the warrants do not represent potential voting rights due to the high exercise price in comparison to current market price. The amount recognized in capital reserve for the issuance of shares considering EUR 110k of transaction costs, was EUR 14.3 million. EUR 2.8 million for the issuance of warrants was also charged against capital reserve reducing the EUR 14.3 million from the issuance of shares to EUR 11.5 million.

As of March 31, 2022, capital reserve included a share premium of EUR 118,142k (December 31, 2021: EUR 106,665k), being amounts paid in by shareholders at the issuance of shares in excess of the par value of the shares issued, net of any transaction costs incurred for the share issuance.

In addition, it also included amounts recorded in respect of share-based payments. For additional information on share-based payments, see Note 12 – Share-based payments

Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and 2021

11 Financial liabilities

11.1Interest-bearing liabilities

in EUR k	Mar 31, 2022	Dec 31, 2021
		Revised
Non‑current liabilities
Non‑current portion of secured bank loans	21,890	—
Total non‑current loans	21,890	—
Lease liabilities*	14,540	15,394
Total non‑current liabilities	36,430	15,394

Current liabilities
Current portion of secured bank loans	301	505
Bank overdrafts	3,273	3,310
Total current loans	3,574	3,815
Current portion of lease liabilities*	2,953	3,330
Total current liabilities	6,527	7,145

Total non‑current and current liabilities	42,957	22,539

* Lease liabilities as of December 31,2021 have been revised. Refer to Note 2.2 – Revision of selected assets and liabilities in the consolidated statement of financial position and selected income and expenses in the consolidated statement of comprehensive loss.

On January 31, 2022 the Company, Centogene GmbH, CentoSafe B.V. and Centogene US, LLC (together, the “Borrowers”), entered into a debt financing agreement in the total amount of up to USD 45.0 million (EUR 40.2 million), (the “Loan Facility”). Under the terms of the Loan Facility, the Company drew down USD 25.0 million (EUR 22.3 million) on January 31, 2022 and will have access to a second tranche of USD 20.0 million (EUR 17.9 million) upon achievement prior to July 31, 2023, of product revenue from our diagnostics and pharmaceutical segments of at least USD 50.0 million (EUR 44.7 million) calculated on a trailing twelve month basis as of the last day of any fiscal month. The Loan Facility also includes covenants such that the Group is required to maintain product revenue, calculated as of the last day of each fiscal quarter and on a trailing twelve month basis as of such date, of at least EUR 30.0 million for any fiscal quarter prior to obtaining the second tranche and EUR 40.0 million for any fiscal quarter on or after obtaining the second tranche. Both tranches mature on January 29, 2027 with amortized repayments commencing March 1, 2025. The loans extended under the Loan Facility bear monthly interest payments at an interest rate of 7.93% per annum plus the 1-month CME Term SOFR reference rate as published by the CME Group Benchmark Administration Limited (subject to a floor of 0.07%). As security for the Borrowers’ obligations under the Loan Facility, the Borrowers granted the lenders thereunder a first priority security interest on all of each Borrower’s assets.

The Loan Facility is initially recognized at fair value minus transaction costs and subsequently carried at amortized cost measured using the effective interest rate method. The transaction costs deducted from the fair value of the Loan Facility at initial recognition was EUR 648k. The effective interest rate used for amortized cost calculation of the Facility Loan is 10.51%.

As of March 31, 2022, short-term cash deposits of EUR 938k (December 31, 2021: EUR 938k) were used to secure the secured bank loan outstanding (see Note 9 – Cash and short-term deposits).

Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and 2021

The following table is based on the original terms and conditions:

Conditions and statement of liabilities

The outstanding interest-bearing liabilities as of March 31, 2022 and December 31, 2021 have the following conditions:

				Mar 31, 2022		Dec 31, 2021
				Nominal	Carrying	Nominal	Carrying
in EUR k	Currency	Nominal interest rate	Maturity	amount	amount	amount	amount
						Revised	Revised
Secured bank loan	EUR	2.95%	2017‑22	301	301	505	505
Secured bank loan	USD	7.93%	2022-27	22,348	21,890	—	—
Bank overdrafts	EUR	4.75%	Rollover	499	499	499	499
Bank overdrafts	EUR	3.75%	Rollover	2,372	2,372	2,329	2,329
Bank overdrafts	EUR	4.50%	Rollover	402	402	482	482
Lease liabilities**	EUR	2.1%-3.5%*, 5.4%-9.1%	2017-31	17,493	17,493	18,724	18,724
Total interest‑bearing financial liabilities				43,415	42,957	22,539	22,539

*  represents the incremental borrowing rate of the Group at the commencement of the leases

** Lease liabilities as of December 31, 2021 has been revised. Refer to Note 2.2 – Revision of selected assets and liabilities in the consolidated statement of financial position and selected income and expenses in the consolidated statement of comprehensive loss.

The bank overdrafts of EUR 2,372k as of March 31, 2022 (December 31, 2021: EUR 2,329k) were secured by short-term deposits with a carrying amount of EUR 2,500k (December 31, 2021: EUR 2,500k) (see Note 9 – Cash and short-term deposits). The other bank overdrafts of EUR 901k (December 31, 2021: EUR 981k) were secured over two short-term deposits with a carrying amount of EUR 500k each (see Note 9 – Cash and short-term deposits).

11.2Trade payables and other liabilities

in EUR k	Mar 31, 2022	Dec 31, 2021
Trade payables	5,897	11,252
Government grants (deferred income)	9,023	9,396
Contract liabilities	2,166	4,842
Warrants liability	2,603	—
Others	12,393	14,632
Trade payables and other liabilities	32,082	40,122
Non‑current	10,109	8,028
Current	21,973	32,094

Government grants mainly include investment-related government grants. These were received for the purchase of certain items of property, plant and equipment for the research and development facilities in Mecklenburg-Western Pomerania, including the Rostock facility. The grants were issued in the form of investment subsidies as part of the joint federal and state program, "Verbesserung der regionalen Wirtschaftsstruktur" (improvement of the regional economic structure) in connection with funds from the European Regional Development Fund. No additional grants were received during the three months ended March 31, 2022 that are related to the purchase of certain items of property, plant and equipment (the three months ended March 31, 2021: EUR nil).

On January 31, 2022, pursuant to a securities purchase agreement and a warrant agreement, each signed with certain investors, the Group received EUR 15.0 million in exchange for the issuance of an aggregate of 4,479,088 common shares at a price per share of USD 3.73 (EUR 3.35) and warrants initially exercisable for the purchase of up to an aggregate of 1,343,727 additional common shares at an initial exercise price per common share of USD 7.72. The warrants are exercisable immediately as of the date of issuance and will expire on December 31, 2026. Based on the

Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and 2021 fair value per share at the issuance date, the Group recognized the warrants as liabilities in the amount of USD 3.2 million (EUR 2.8 million). The fair value of warrants decreased from EUR 2.11 per warrant as of January 31, 2022 to EUR 1.93 per warrant as of March 31, 2022. The result is a decrease in fair value of warrant liabilities of EUR 238k for the three-month period ended March 31, 2022.

The fair value of the warrants was estimated at the date of issuance date using the Black-Scholes option pricing model. The key assumptions used to derive the warrants value are set out below:

	Mar 31, 2022	Jan 31, 2022
Exercise price (USD)	7.72	7.72
Share price at grant date (USD)	4.21	4.42
Volatility (%)	80	80
Risk-free interest rate (%)	1.63	1.65
Dividend yield (%)	-	-
Time to maturity	4.75	4.9

In addition, other liabilities include a provision for outstanding invoices of EUR 2,400k (December 31, 2021: EUR 4,978k), personnel-related liabilities for vacation and bonuses totaling EUR 4,031k (December 31, 2021: EUR 4,812k), a VAT payable of EUR nil (December 31, 2021: EUR 905k), as well as liabilities for wage and church tax of EUR 755k (December 31, 2021: EUR 1,040k).

12 Share-based payments

Expenses from share-based payment arrangements

During the three months ended March 31, 2022 and March 31, 2021, the following share-based payment arrangements existed leading to the expenses included in general administrative expenses for services received during the respective periods:

	For the three months ended March 31
in EUR k	2022	2021
Expenses arising from equity-settled share-based payment transactions
- Grants to management board and employees	470	429
- Grants to new CEO	113	799
- Supervisory board grant, including ESOP 2019	415	814
- Forfeiture of management board grants	(179)	—
- Expected forfeiture of management board grants	(2,775)	—
Total expenses arising from share‑based payment transactions	(1,957)	2,042

Share-based award activity

A detailed description of the Company’s share-based payment arrangements is included in Note 20 of the Group’s annual consolidated financial statements for the year ended December 31, 2021. During the three months ended March 31, 2022 there were no changes to the terms and conditions of the Company’s share-based payment arrangements.

Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and 2021

The following table presents a summary the Company’s share-based payment arrangement activity for the three months ended March 31, 2022.

	ESOP 2017		2019-2022 awards (1)
Number of awards (options and restricted stock units "RSUs")	Number	WAEP	Number of options	WAEP (USD)	Number of RSUs	WAEP
Outstanding as of January 1, 2022	357,440	0.12	185,077	11.76	1,803,968	—
Granted during the year(1)	—	0.12	—	—	647,056	—
Exercised during the year	—	0.12	—	—	(34,498)	—
Forfeited during the year	—	0.12	—	—	(60,340)
Expected forfeited during the year	—	0.12	—	—	(754,572)
Outstanding as of March 31, 2022	357,440	0.12	185,077	11.76	1,601,614	—
Vested as of March 31, 2022	357,440		115,758		448,144
Exercisable as of March 31, 2022	357,440		115,758		448,144

_____________________________________

(1)	The granted and outstanding options and RSUs do not include the number of RSUs and options to be granted to certain supervisory board members annually in 2022 and thereafter, as these depend on the trailing volume-weighted average stock price of the Company.

The option and RSUs for the years 2019-2021 as reported in the table above reflect the activity related to the share-based payment awards under ESOP 2019, awards for management board, new CEO awards in 2022, and awards for supervisory board and employees.

Grants awarded

During the three months ended March 31, 2022 the following awards were granted:

Award Type (2019 Plan)	Market/ Performance Based Vesting Conditions	Number of Awards	Vesting Conditions	Expiration Date
RSUs	No	166,667	Vest in four equal tranches over a four-year period on each anniversary of the grant date (starting February 1, 2023)	10th anniversary of Grant Date
RSUs	Yes	174,394	Vest in four equal tranches over a four-year period on each anniversary of the grant date (starting February 1, 2023)	10th anniversary of Grant Date
RSUs	Yes	Up to 275,000	Vest in full after a change of control of the Group	10th anniversary of Grant Date
RSUs	No	30,995	Vest in four equal tranches over a four-year period on each anniversary of the grant date (starting January 1, 2023)	10th anniversary of Grant Date

New CEO Awards

On February 1, 2022, the CEO was awarded 174,394 initial performance RSUs subject to time-vesting and performance-vesting (“Performance-vested RSUs”), 166,667 initial time-vested RSUs subject to only time-vesting (“Time-vested RSUs”), and a number of RSUs equal to CHF 200,000 divided by the VWAP calculated as of the date of grant and 44,444 annual RSUs (together, “Annual RSUs”). All RSUs have a maturity of 10 years, are settled with ordinary shares and have no exercise price. In case of a termination of the service agreement by the CEO, all unvested RSUs will be forfeited to the extent they have remained unvested following the expiration of a 12 month period after termination.

Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and 2021

Performance-vested RSUs also have a market condition that 50% of the Performance-vested RSUs vest only if the VWAP exceeds USD 12 and the remaining 50% of the Performance-vested RSUs vest if the VWAP exceeds USD 15. The Time-vested RSUs are not subject to any performance conditions, so their fair value equals the share price at grant date (after deduction of expected dividends during the respective vesting period, if any). The fair value for the Performance-vested RSUs is calculated by using an appropriate option pricing model (as described below) as these RSUs are subject to a market performance condition. Both Performance-vested RSUs and Time-vested RSUs vest over four years in four equal installments after the grant date and are recognized using the graded vesting method.

The fair value of the Performance-vested RSUs as of the grant date was determined using a Monte Carlo simulation model. The Monte Carlo simulation model utilizes multiple input variables to estimate the probability that market conditions will be achieved. The key assumptions used to derive the Performance-vested RSUs value are set out below:

	Tranche 1	Tranche 2
Share price at grant date (USD)	4.42	4.42
Fair value	2.10	1.60
Vesting hurdle	12	15
Date to reach vesting hurdle	January 1, 2024	January 1, 2024
Expected volatility	80%	80%
Risk-free rate	1.1	1.1
Time to vesting hurdle year	1.91	1.91
Dividend yield	nil	nil

With regard to the Annual RSUs, the CEO will receive an annual number of RSUs, starting from 2023, that will vest in four equal annual installments. Although the allocation of RSUs will be done in the future, the CEO must stay with Centogene during the period until the allocation of an annual grant of RSUs. Since these RSUs include a service condition, expenses regarding the services received are recognized starting from February 1, 2022. The CEO’s service agreement does not specify any end date for granting such annual RSUs, therefore the Company estimates the duration of her service period as four years, which is the duration of the CEO’s appointment by the Supervisory Board. The fair value of each grant of Annual RSUs is measured at each reporting date until the respective grant date is reached and the expenses are adjusted to this new fair value.

In the event of a change in control of the Company, all granted RSUs will vest immediately including a maximum of 275,000 additional RSUs (the “M&A RSUs”) which have the same grant date as the Time-vested RSUs and Performance-vested RSUs. The number of M&A RSU will be determined based on the share price at the occurrence of a change of control. Accordingly, the CEO will receive 200,000 M&A RSUs if the three-month VWAP prior to change of control is between USD 5 and USD 15 and 275,000 M&A RSUs if it is more than USD 15.

M&A RSUs are already promised within the service agreement, therefore, the grant date is the same as for the Time-vested RSUs and Performance-vested RSUs. This is also the date on which the fair value of the M&A RSUs were determined using a Black-Scholes-Merton model in the amount of EUR 156k. However, since the M&A RSUs will vest only if there is an occurrence of a change of control, which is not deemed probable by management in the foreseeable future, the Group did not account for these RSUs.

The remaining 30,995 RSUs were granted to management, subject to the terms of the 2019 Plan, the applicable award agreements and the terms specified in the authorization from the Supervisory Board for this purpose. The RSUs will vest in four equal tranches over a four-year period starting January 1, 2023. The grant date fair value of these grants will be recognized in profit or loss over the service period by using the graded approach.

The 30,995 RSUs referred to above have no performance-based vesting conditions and are to be settled in shares and expire on the 10th anniversary of the grant date.

Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and 2021

The fair value of the 30,995 RSUs is based on the observed value of the underlying shares. As no dividend payments are expected over the vesting period, no further adjustment is required. The weighted average fair value of RSUs granted under the 2019 Plan during the three months ended March 31, 2022 was USD 3.23.

Exercises

During the three months ended March 31, 2022, 34,498 RSUs related to the 2020 management board and employment grant were exercised. The weighted average share price at the date of exercise was USD 4.78.

Forfeitures

On February 1, 2022, Andrin Oswald (the “Former CEO”) stepped down from his position and signed a separation agreement. Pursuant to his separation agreement, all unvested RSUs held by the Former CEO under the Company’s long term incentive plan continued to vest in accordance with their terms through the date of his termination on April 30, 2022. However, the number of RSUs he would receive would not exceed 62,284 RSUs. As a result, 69,428 RSUs were vested and the remaining unvested RSUs granted to the Former CEO were forfeited on the termination date as of April 30, 2022. Since the Former CEO has a right to only 62,284 RSUs, the remaining 7,144 RSUs from the total vested RSUs were cancelled. Expenses related to total unvested RSUs in the amount of EUR 2,775k that had been recognized in the financial statements in the previous periods were reversed during the three-month period ended March 31, 2022. This amount excludes the 69,428 RSUs vested, of which 62,284 RSUs vested pursuant to his separation agreement and 7,144 RSUs were cancelled.

On February 7, 2022, the Company announced the resignation of René Just as CFO effective March 31, 2022. According to his separation agreement signed on the same date, all unvested RSUs granted to Mr. Just as of March 31, 2022 were forfeited automatically without compensation for the loss of such RSUs. Since none of the RSUs granted to Mr. Just were vested, total RSUs in the amount of EUR 179k that had been recognized in the financial statements in the previous periods were reversed during the three-month period ended March 31, 2022.

13 Financial instruments at fair value

Classifications and fair values

The fair values of the Company’s cash and cash equivalents, accounts receivable and trade and other payables approximate their carrying values because of the short-term nature of these instruments.

Except for the warrant liability, the Group does not carry any financial instruments at fair value through profit and loss. The fair value of non-current loans is EUR 21,890k as of March 31, 2022. (December 31, 2021: EUR nil).

IFRS 13 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

-	Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

-	Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

-	Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table shows the fair values of financial instruments as of March 31, 2022, including their level in the fair value hierarchy. It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value:

in EUR k	Level 1	Level 2	Level 3	Total
Non-current loans	-	21,890	-	21,890
Warrants liability	-	-	2,603	2,603

Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and 2021

As of March 31, 2021, carrying amount of all financial assets or financial liabilities approximated their fair value.

Net gain recognized in the interim condensed consolidated statements of comprehensive loss, within changes in fair value of warrants, from the warrant liability fair value measurement differences was EUR 238k for the three months ended March 31, 2022.

The valuation techniques used in measuring level 2 & level 3 fair value for financial instruments in the interim condensed consolidated statement of financial position, as well as the significant unobservable inputs used, were as follows:

-	The fair value of the warrant liabilities, recognized as non-current financial liability at FVTPL, was calculated by applying a Black-Scholes option pricing model. This model uses the Centogene’s share price and the share price volatility as material input factors. The volatility is considered as material unobservable input factor (Level 3).
-	The fair value of non-current loans was calculated using the nominal amount less transaction costs and carried at amortized cost of €21,890k.

The table below summarizes the profit or loss impact on the fair values of Level 3 instruments, warrant liabilities, by changing the significant unobservable input factors.

	March 31, 2022
in EUR k	increase	decrease
Expected volatility (movement +/- 5%)	3,031	2,641

14 Financial risk management

The Group is exposed to certain financial risks which were disclosed in detail in the financial statements as of and for the year ended December 31, 2021. The Group’s financial risk management objective is to monitor and manage the financial risks relating to the operations of the Group. These risks include market risk (including currency risk and interest rate risk), credit risk and liquidity risk. In order to minimize the effect of financial risks, the Group invests time and resources to identify and evaluate the uncertainty of the market to mitigate risk exposures.

Currency risk

The Group is exposed to currency risk in cases where contracts are concluded in foreign currencies. The vast majority of goods delivered and services the Company provided, including those for international customers, are invoiced in euro. During the three months ended March 31, 2022, the Group undertook transactions denominated in foreign currencies such as warrant liabilities and non-current loans; consequently, was exposed to the exchange rate fluctuations.

The following table presents the net foreign currency exposure of the Group as of March 31, 2022 and December 31, 2021:

	March 31, 2022
in EUR k	USD	INR
Trade receivables and other assets	3,849	13
Trade payables and other liabilities	(2,377)	-
Financial liabilities	(21,890)	-
Net exposure	(20,418)	13

	Dec 31, 2021
in EUR k	USD	INR
Trade receivables and other assets	4,635	8
Trade payables and other liabilities	(2,394)	(4)
Net exposure	2,241	4

Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and 2021

Sensitivity analysis

The following tables demonstrate the sensitivity at the end of the reporting period to a reasonably possible change in the USD exchange rates, with all other variables held constant, of the Group’s earnings before tax and equity movement. The Group’s exposure to foreign currency risk for all other currencies is not material.

	Earnings before tax		Equity
in EUR k	5% increase	5% decrease	5% increase	5% decrease
March 31, 2022	953	(1,053)	953	(1,053)
December 31, 2021	(101)	112	(101)	112

Interest rate risk

Interest bearing liabilities with floating interest rates exist for non-current loans as of March 31, 2022.

The following sensitivity analyses has been determined based on the exposure to interest rates at the reporting date. For the floating rate liabilities, the analysis is prepared assuming the amount of liability outstanding at the reporting date was outstanding for the whole period. In accordance with the relevant loan agreement, the interest rate cannot be lower than the determined interest rate and therefore the analysis has only been performed for the scenario where interest rate increases.

If interest rates had been 1.0 percentage point higher and all other variables were held constant, the Group’s earning before tax would decrease by EUR 41k for the three months ended March 31, 2022 (December 31, 2021: nil).

15 Commitments

Future payments for non-cancellable leases

The Group has various lease contracts in relation to the expansion of the Rostock headquarters. The future lease payments and utilities for these non-cancellable lease contracts are EUR 113k within one year, EUR 2,373k within five years and EUR 4,056k thereafter (December 31, 2021: EUR 107k, EUR 2,370k and EUR 4,219k respectively).

The Group has various non-cancellable lease contracts of office equipment and storage spaces which had a lease term of less than 12 months or were related to leases of low-value assets, and therefore the short-term lease recognition exemption was applied to these contracts. The future lease payments for these non-cancellable lease contracts are EUR 39k within one year (December 31, 2021: EUR 44k) and EUR 40k within five years (December 31, 2021: EUR 49k).

Future payment obligations

As of March 31, 2022, the Group concluded agreements with suppliers, for goods and services to be provided subsequent to March 31, 2022 with a total payment obligation of approximately EUR 3,126k (December 31, 2021: EUR 6,620k).

Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and 2021

16 Contingent Liabilities

In May 2016, the Company was informed in writing by the Universitair Medisch Centrum Utrecht ("UMCU") that a claim had been initiated against UMCU regarding a prenatal diagnostic test that the Company conducted at their request which failed to identify a specific mutation present in a patient. On October 1, 2018, the UMCU and Neon Underwriting Limited formally filed a legal claim in the local court in Rostock, Germany against the Company alleging that the Company’s negligence in performing the test resulted in the misdiagnosis of the patient. UMCU is seeking recovery for compensatory damages as a result of the alleged misdiagnosis. By court order of November 8, 2018, the Regional Court of Rostock set the amount in dispute at EUR 880k.

On November 12, 2018, the Company submitted a notice to the Regional Court of Rostock of the intention to defend against the claim. On January 3, 2019, the Company filed a motion to dismiss in which the Company denied the merits of the claim. UMCU and Neon Underwriting Limited responded to this motion on March 15, 2019 with a statement of reply, and the parties made several court filings setting out their arguments since. By order dated June 3, 2019, the Regional Court of Rostock provided a first set of questions to be answered by an expert witness.

As of December 31, 2020, the amount in dispute was EUR 1.3 million. The matter was assigned to a new judge, due to the illness of the prior judge, and the decision to appoint the recommended expert witness is still pending. Since then, several potential experts were approached by the court but eventually declined to prepare an expert witness report due to the possibility of bias.

The Company intends to continue to rigorously defend its position and considers that it is not probable the legal claim towards the Company will be successful and as a result has not recognized a provision for this claim as of December 31, 2021. In addition, in case a settlement would be required, the Company believes that the corresponding liability will be fully covered by the respective existing insurance policies.

On August 7, 2021, our partnering laboratory physician and a key executive officer of ours, Prof. Dr. Peter Bauer was informed in writing by the Public Prosecutor's Office in Fulda that a criminal investigation had been initiated against him regarding allegedly false billing statements submitted to the Association of Statutory Health Insurance Physicians in Hessen (Kassenärztliche Vereinigung Hessen). The aggregate amount in question was EUR 42,268.50. The investigation and claims were subsequently dropped in January 2022.

17 Subsequent Events

Leadership transition

On May 2, 2022, Volkmar Weckesser resigned from his duties as the Chief Information Officer effective as of May 3, 2022. According to the separation agreement signed on the same date, his service agreement will terminate on June 29, 2022 (the “Termination Date”). All 33,773 vested options related to the pre-IPO program held by Mr. Weckesser that have not yet been exercised and settled as of the Termination Date must be exercised and settled in accordance with their terms within 12 months following the Termination Date. The 10,000 RSUs held by Mr. Weckesser that were granted in 2020 and that remained unvested as of the Termination Date will fully vest and the 10,000 options that remained unvested will be forfeited without compensation for the loss of such options and RSUs. The 20,000 RSUs and 15,000 options held by Mr. Weckesser that were granted in 2021 and that remained unvested as of the Termination Date will be forfeited automatically without compensation for the loss of such options and RSUs.

On June 27, 2022, the Group announced the appointment of Jose Miguel Coego Rios as the Managing Director and Chief Financial Officer of the Company, effective June 22, 2022. The CFO and the Group entered into an award agreement pursuant to which the CFO will receive certain RSUs, which have no exercise price. According to the agreement, the RSUs are awarded in two forms as 58,132 initial performance RSUs subject to performance vesting and 55,556 initial time-vested RSUs. Initial performance RSUs vest in two equal installments and time vested RSUs vest in four equal installments after the grant date of May 27, 2022. Both awards have an expiration date of May 27, 2032; however, initial performance RSUs that do not vest by February 1, 2024 will expire on February 2, 2024.

Notes to the unaudited interim condensed consolidated financial statements as of March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and 2021

Effective June 22, 2022, each member of the Supervisory Board will receive an award of options and RSUs in ordinary shares (such options and RSUs collectively, the "LTIs") with a value of EUR 140k multiplied by the LTI Factor as defined in the incentive agreement. In addition to this, the chairman and vice-chairman of the Supervisory Board, the chairman of the Audit Committee and the chairman of the Compensation Committee will receive additional LTIs with a value of EUR 105k, EUR 70k, EUR 70k and EUR 14k, each multiplied by the LTI Factor, respectively. Each LTI consists of RSUs for 75% of the value of the LTI and options for 25% of the value of the LTI. The LTIs vest in four equal instalments on each relevant anniversary of the grant date or in full upon the occurrence of a change of control with a maturity date of 10 years. The LTIs will be settled in shares, are not subject to any performance criteria and have no exercise price. The LTIs will be granted retrospectively for the preceding financial year following the audit of the Company's annual financial statements for such financial year.

These unaudited interim condensed consolidated financial statements were approved by management on July 15, 2022.